NORTHLAND SECURITIES, INC.
45 South Seventh Street, Suite 2500
Minneapolis, Minnesota  55402

July 2, 2014

Securities and Exchange Commission 100 F Street, N.E., Mail Stop 3561 Washington, DC 20549	BY EDGAR AND EMAIL

Re:	Cachet Financial Solutions, Inc. Registration Statement on Form S-1 (File No. 333-195782)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins Cachet Financial Solutions, Inc. in requesting that the effective date of the above referenced Registration Statement on Form S-1 be accelerated and that such Registration Statement be accelerated so that it will be declared effective at 3:00 p.m. Eastern Time on Tuesday, July 8, 2014, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, please be advised that between June 25, 2014 and July 2, 2014, as of 12:00 p.m. Eastern Time, the undersigned had effected the distribution of approximately the following number of copies of the Preliminary Prospectus, dated June 25, 2014:

Institutions	142
Individuals	111
Total	253 Copies

Very truly yours, NORTHLAND SECURITIES, INC. as Representative of the several underwriters /s/ Jeffrey P. Peterson Jeffrey P. Peterson Director of Investment Banking